EXHIBIT 20

February 24, 2011

Dear Investor in Owens Mortgage Investment Fund,

The primary purpose of this letter is to remind you of the tax loss that the Fund has incurred.  In December we wrote to alert you of the impending loss which will occur with the foreclosure of Treasures on the Bay in Miami.  Your monthly statement for the month of March will reflect this loss.   This month, on February 2nd, we completed the foreclosure of the mortgage which was secured by 169 condominium units situated in two buildings and 160 vacant apartment units in one building in Miami, Florida.  The tax loss, which will be explained in greater detail in the upcoming 10-K, is estimated to be approximately $9,700,000.  The loss is the result of the appraised value of this project being less than the Fund’s total investment in the loan at the time we foreclosed.  This loss, along with other losses for property tax payments and other expenses, will reduce your capital account balance by about 3.5%.  Since this is a loss for tax purposes, the loss will be reflected on your 2011 K-1 which will be issued next year.

Please be aware that the majority of the loss, which is attributable to the reduction in the appraised value of the security at the time of the foreclosure sale, is a tax loss.  We have not sold this property.  If we were to sell the entire property for today’s appraised value, then the Fund would have an actual loss.

The North Tower of the three buildings consists of 160 unoccupied apartment units which have not been renovated.  We are considering the Fund’s options with this building which include selling the property as is, completing the renovations, or joint venturing the renovations with a local developer.

The South Tower consists of approximately 160 condominiums of which the Fund owns 15 units.
The Point Tower consists of 178 condominiums of which the Fund owns 154 units.  All of the condominiums owned by the Fund are for lease with an occupancy rate of more than 95%.  The buildings were completely renovated in 2007 and 2008.  The buildings are situated on the Biscayne Bay and the majority of the Fund’s units have unobstructed views.

Our short term goal is to manage and maintain the property and to generate income for the Fund.  Our long term goal is to sell the property as condominiums when the market improves or to sell the project in its entirety.  This project is called Treasures on the Bay. The website is www.treasuresonthebay.com if you would like further information on the property.

As always, we appreciate your patience and support.  We are working diligently to preserve your investment during this difficult time.  Please feel free to give our office a call if you have questions about the Fund or your investment.

Yours truly,

/s/ William C. Owens

William C. Owens
President, Owens Financial Group, Inc.
General Partner of Owens Mortgage Investment Fund